Melissa K. Caen Assistant Secretary	Bin SC1203 30 Ivan Allen Jr. Blvd. NW Atlanta, GA 30308 Tel 404.506.5000 Fax 404.506.0344

VIA EDGAR

October 13, 2010

Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549
Attention:      Mr. H. Christopher Owings, Assistant Director
Division of Corporation Finance

RE:           The Southern Company
          Form 10-K for the year ended December 31, 2009
          Filed February 25, 2010
          Definitive Proxy Statement on Schedule 14A
          Filed April 13, 2010
          File No. 1-03526

Dear Mr. Owings:

The Southern Company, a Delaware Corporation (“Southern Company” or the “Company”), submits herewith its response to the follow-up comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. David M. Ratcliffe of Southern Company, dated September 29, 2010.

Definitive Proxy Statement on Schedule 14A filed April 13, 2010

Certain Relationships and Related Transactions, page 64

SEC COMMENT

We note your response to comment seven in our letter dated September 17, 2010.  Please enhance your disclosure as to who the responsible individual is that approves those transactions reportable under Item 404(a) of Regulation S-K.  To the extent this responsible individual may vary based on the type of transaction, please describe how the responsible individual may vary based on the transaction contemplated.  Please see Item 404(b)(1)(iii) of Regulation S-K.

RESPONSE

In addition to our response on September 17, 2010 to comment seven, we will include the following sentence in future filings: “The responsible individual will vary depending on the department requiring the goods and services, the dollar amount of the contract and the

Securities and Exchange Commission
October 13, 2010

 appropriate individual within that department who has the authority to approve a contract of the applicable dollar amount.”

In connection with our response, Southern Company acknowledges that:

(1) It is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 506-0684.

Sincerely,

/s/ Melissa K. Caen

Melissa K. Caen
Assistant Secretary
The Southern Company